Exhibit 99.2

InterOil Corporation Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars) Quarter and six months ended June 30, 2014 and 2013

InterOil Corporation Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

Table of contents

Consolidated Balance Sheets	1

Consolidated Income Statements	2

Consolidated Statements of Comprehensive Income	3

Consolidated Statements of Changes in Equity	4

Consolidated Statements of Cash Flows	5

Notes to the Condensed Consolidated Interim Financial Statements	6

InterOil Corporation Consolidated Balance Sheets (Unaudited, Expressed in United States dollars)

	As at
	June 30,	December 31,	June 30,
	2014	2013	2013
	$	$	$

Assets
Current assets:
Cash and cash equivalents	567,088,045	61,966,539	64,842,032
Cash restricted	7,957,712	36,149,544	21,108,270
Trade and other receivables (note 4)	16,982,573	98,638,110	148,761,493
Derivative financial instruments	-	-	169,567
Other current assets	1,222,739	1,054,847	3,500,838
Inventories (note 4)	-	158,119,181	167,310,147
Prepaid expenses	2,562,057	8,125,270	4,150,221
Total current assets	595,813,126	364,053,491	409,842,568
Non-current assets:
Cash restricted	17,892,668	17,065,000	11,585,737
Plant and equipment (note 4)	12,543,853	244,383,962	255,163,441
Exploration and evaluation assets (note 5)	166,692,563	584,807,023	538,611,538
Deferred tax assets (note 4)	371,929	48,230,688	60,370,315
Other non-current receivables (note 6)	589,747,878	29,700,534	29,700,534
Investments accounted for using the equity method	17,539,350	17,557,838	-
Available-for-sale investments	-	-	2,795,556
Total non-current assets	804,788,241	941,745,045	898,227,121
Total assets	1,400,601,367	1,305,798,536	1,308,069,689
Liabilities and shareholders' equity
Current liabilities:
Trade and other payables (note 4)	83,166,490	134,027,347	94,861,098
Income tax payable	1,991,308	17,087,974	15,014,046
Derivative financial instruments	-	1,869,253	147,072
Working capital facilities (note 4)	-	36,379,031	122,028,666
Unsecured loan and current portion of secured loans (note 7)	-	134,775,077	31,379,982
Current portion of Indirect participation interest (note 8)	7,449,409	12,097,363	16,283,309
Total current liabilities	92,607,207	336,236,045	279,714,173
Non-current liabilities:
Secured loans (note 7)	-	65,681,425	79,700,127
2.75% convertible notes liability	64,553,774	62,662,628	60,826,885
Deferred gain on contributions to LNG project	-	-	5,503,772
Indirect participation interest (note 8)	-	7,449,409	13,245,089
Other non-current liabilities (note 9)	96,752,001	96,000,000	96,000,000
Asset retirement obligations	-	4,948,017	4,959,397
Total non-current liabilities	161,305,775	236,741,479	260,235,270
Total liabilities	253,912,982	572,977,524	539,949,443
Equity:
Equity attributable to owners of InterOil Corporation:
Share capital (note 10)	1,003,627,601	953,882,273	941,295,247
Authorized - unlimited
Issued and outstanding - 50,110,018
(Dec 31, 2013 - 49,217,242)
(Jun 30, 2013 - 48,812,742)
2.75% convertible notes	14,297,627	14,297,627	14,297,627
Contributed surplus	24,180,337	26,418,658	28,522,857
Accumulated Other Comprehensive Income	-	4,541,913	19,193,453
Accumulated earnings/(deficit)	104,582,820	(266,319,459)	(235,188,938)
Total equity attributable to owners of InterOil Corporation	1,146,688,385	732,821,012	768,120,246
Total liabilities and equity	1,400,601,367	1,305,798,536	1,308,069,689

See accompanying notes to the condensed consolidated interim financial statements

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 1

InterOil Corporation Consolidated Income Statements (Unaudited, Expressed in United States dollars)

	Quarter ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2014	2013	2014	2013
	$	$ (revised)*	$	$ (revised)*

Revenue
Interest (note 6)	8,352,933	34,373	8,405,467	46,466
Other (note 5)	5,335,654	796,700	7,186,569	1,387,414
	13,688,587	831,073	15,592,036	1,433,880

Administrative and general expenses	(10,470,087)	(8,868,145)	(20,455,246)	(12,781,866)
Derivative gains/(losses)	-	(191,100)	-	(191,100)
Legal and professional fees	(3,396,784)	(1,263,080)	(5,741,789)	(2,609,172)
Exploration costs, excluding exploration impairment (note 5)	(5,850,598)	(521,672)	(14,546,887)	(971,177)
Finance costs (note 7(b))	(12,136,853)	(2,081,817)	(22,321,279)	(3,682,133)
Depreciation and amortization	(907,823)	(1,406,809)	(2,349,511)	(2,835,052)
Gain on conveyance of oil and gas properties (note 5)	-	-	340,540,011	500,071
Loss on available-for-sale investment	-	(687,045)	-	(1,027,090)
Foreign exchange gains/(losses)	3,511,572	(377,683)	5,069,915	(471,971)
Share of net loss of joint venture partnership accounted for using the equity method	(7,673)	(216,619)	(18,488)	(312,670)
	(29,258,246)	(15,613,970)	280,176,726	(24,382,160)
(Loss)/profit from continuing operations before income taxes	(15,569,659)	(14,782,897)	295,768,762	(22,948,280)

Income taxes
Current tax benefit/(expense)	69,450	(131,003)	(495,328)	(352,970)
Deferred tax expense	(264,131)	(326,562)	(212,866)	(35,029)
	(194,681)	(457,565)	(708,194)	(387,999)

(Loss)/profit for the period from continuing operations	(15,764,340)	(15,240,462)	295,060,568	(23,336,279)

Profit for the period from discontinued operations, net of tax (attibutable to owners of InterOil Corporation) (note 4)	68,030,156	2,010,318	75,841,711	14,108,853
Profit/(loss) for the period	52,265,816	(13,230,144)	370,902,279	(9,227,426)

Profit/(loss) is attributable to:
Owners of InterOil Corporation	52,265,816	(13,230,144)	370,902,279	(9,227,426)
	52,265,816	(13,230,144)	370,902,279	(9,227,426)

Earnings/(loss) per share from continuing and discontinued operations attributable to owners of InterOil Corporation during the period
Basic earnings/(loss) per share
From continuing operations	(0.31)	(0.31)	5.94	(0.48)
From discontinued operations	1.36	0.04	1.53	0.29
From profit/(loss) for the period	1.05	(0.27)	7.47	(0.19)
Diluted earnings/(loss) per share
From continuing operations	(0.31)	(0.31)	5.90	(0.48)
From discontinued operations	1.36	0.04	1.52	0.29
From profit/(loss) for the period	1.05	(0.27)	7.42	(0.19)
Weighted average number of common shares outstanding
Basic (Expressed in number of common shares)	50,055,980	48,706,580	49,714,079	48,659,558
Diluted (Expressed in number of common shares)	50,055,980	48,706,580	50,522,929	48,659,558

See accompanying notes to the condensed consolidated interim financial statements

* Revised to effect reclassification of discontinued operations - refer note 4 for further information

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 2

InterOil Corporation Consolidated Statements of Comprehensive Income (Unaudited, Expressed in United States dollars)

	Quarter ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2014	2013	2014	2013
	$	$	$	$

Profit/(loss) for the period	52,265,816	(13,230,144)	370,902,279	(9,227,426)

Other comprehensive loss:
Items that may be reclassified to profit or loss:
Exchange loss on translation of foreign operations, net of tax	(2,171,011)	(3,090,784)	(3,141,715)	(5,357,970)
Reclassification of exchange gains on previously held foreign operations, net of tax	(1,400,198)	-	(1,400,198)	-
Loss on available-for-sale financial assets, net of tax	-	(105,300)	-	(481,530)
Other comprehensive loss for the period, net of tax	(3,571,209)	(3,196,084)	(4,541,913)	(5,839,500)
Total comprehensive income/(loss) for the period	48,694,607	(16,426,228)	366,360,366	(15,066,926)

Total comprehensive income/(loss) for the period is attributable to:
Owners of InterOil Corporation	48,694,607	(16,426,228)	366,360,366	(15,066,926)
	48,694,607	(16,426,228)	366,360,366	(15,066,926)

See accompanying notes to the condensed consolidated interim financial statements

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 3

InterOil Corporation Consolidated Statements of Changes in Equity (Unaudited, Expressed in United States dollars)

	Six months ended
	June 30,	June 30,
	2014	2013
Transactions with owners as owners:	$	$
Share capital
At beginning of period	953,882,273	928,659,756
Issue of capital stock (note 10)	49,745,328	12,635,491
At end of period	1,003,627,601	941,295,247
2.75% convertible notes
At beginning of period	14,297,627	14,298,036
Conversion of convertible notes during the period	-	(409)
At end of period	14,297,627	14,297,627
Contributed surplus
At beginning of period	26,418,658	21,876,853
Fair value of options and restricted stock transferred to share capital	(6,637,621)	(9,216,074)
Stock compensation expense	4,399,300	3,711,123
Gain on conversion of 2.75% convertible notes	-	75
Waiver of all remaining IPI conversion options	-	12,150,880
At end of period	24,180,337	28,522,857
Accumulated Other Comprehensive Income
Foreign currency translation reserve
At beginning of period	4,541,913	24,787,128
Foreign currency translation movement for the period, net of tax	(3,141,715)	(5,357,970)
Reclassification of exchange gains on previously held foreign operations, net of tax	(1,400,198)	-
Foreign currency translation reserve at end of period	-	19,429,158
Gain/(loss) on available-for-sale financial assets
At beginning of period	-	245,825
Loss on available-for-sale financial assets as a result of foreign currency translation, net of tax	-	(277,553)
Loss on revaluation of available-for-sale financial assets, net of tax	-	(203,977)
Loss on available-for-sale financial assets at end of period	-	(235,705)
Accumulated other comprehensive income at end of period	-	19,193,453
Conversion options
At beginning of period	-	12,150,880
Transfer of balance to contributed surplus	-	(12,150,880)
At end of period	-	-
Accumulated earnings/(deficit)
At beginning of period	(266,319,459)	(225,961,512)
Net profit/(loss) for the period	370,902,279	(9,227,426)
At end of period	104,582,820	(235,188,938)
Total InterOil Corporation shareholders' equity at end of period	1,146,688,385	768,120,246

See accompanying notes to the condensed consolidated interim financial statements

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 4

InterOil Corporation Consolidated Statements of Cash Flows (Unaudited, Expressed in United States dollars)

	Quarter ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2014	2013	2014	2013
	$	$	$	$

Cash flows generated from (used in):

Operating activities
Net profit/(loss) for the period	52,265,816	(13,230,144)	370,902,279	(9,227,426)
Adjustments for non-cash and non-operating transactions
Depreciation and amortization	5,515,737	5,803,023	10,995,213	11,501,165
Deferred tax	1,832,611	2,028,713	1,505,030	3,156,143
Gain on conveyance of exploration assets	-	-	(340,540,011)	(500,071)
Gain on sale of subsidiaries	(49,537,443)	-	(49,537,443)	-
Accretion of convertible notes liability	952,602	897,631	1,891,146	1,782,017
Amortization of deferred financing costs	3,514,905	204,422	8,323,575	393,857
Timing difference between derivatives recognized and settled	2,296,263	340,530	373,697	211,427
Stock compensation expense, including restricted stock	2,565,362	1,204,141	4,399,300	3,711,123
Inventory write down	3,947,006	-	3,947,006	-
Accretion of asset retirement obligation liability	96,141	124,540	192,282	213,748
Accretion of non-current receivable	(8,154,403)	-	(8,154,403)	-
Gain on conversion of convertible notes	-	(500)	-	(500)
Loss on Flex LNG investment	-	687,045	-	1,027,090
Share of net loss of joint venture partnership accounted for using the equity method	7,673	216,619	18,488	312,670
Unrealized foreign exchange gain	(1,400,529)	(746,101)	(1,403,197)	(578,327)
Change in operating working capital
Increase in trade and other receivables	(88,075,064)	(18,281,935)	(64,631,697)	(34,098,124)
Decrease in other current assets and prepaid expenses	817,344	726,147	1,753,804	1,699,150
Decrease in inventories	41,007,431	37,492,493	8,275,985	22,189,171
Increase/(decrease) in trade and other payables	37,308,610	(74,690,678)	41,405,319	(18,433,748)
Net cash generated from/(used in) operating activities	4,960,062	(57,224,054)	(10,283,627)	(16,640,635)

Investing activities
Expenditure on oil and gas properties	(91,321,620)	(28,481,609)	(194,002,892)	(66,867,839)
Proceeds from IPI cash calls	15,678,048	12,800,214	23,548,152	14,988,827
Expenditure on plant and equipment	(4,669,355)	(7,844,342)	(10,056,015)	(11,633,349)
Proceeds from Total for interest in PRL 15	-	-	401,338,497	-
Decrease in restricted cash held as security onborrowings	35,667,292	6,233,263	27,364,164	16,317,087
Proceeds from sale of subsidiaries, net of transaction costs, settlement of intercompany debt and cash and cash equivalents disposed of	427,985,105	-	427,985,105	-
Change in non-operating working capital
Decrease in trade and other receivables	-	5,000,000	-	5,000,000
(Decrease)/increase in trade and other payables	(30,190,338)	(15,422,381)	24,966,103	(21,221,501)
Net cash generated from/(used in) investing activities	353,149,132	(27,714,855)	701,143,114	(63,416,775)

Financing activities
Repayments of Westpac secured loan	-	-	-	(2,143,000)
Repayments of BSP and Westpac secured facility	(22,715,071)	-	(24,780,077)	-
Proceeds from drawdown of Credit Suisse secured facility	-	-	50,000,000	-
Repayment of Credit Suisse secured facility	(150,000,000)	-	(150,000,000)	-
Proceeds from Pacific Rubiales Energy for interest in PPL237	-	(2,400,000)	-	73,600,000
Proceeds from working capital facility	44,575,942	87,731,370	20,855,406	27,738,187
Repayments of ANZ, BSP & BNP syndicated loan	(84,000,000)	(8,000,000)	(84,000,000)	(8,000,000)
Proceeds from issue of common shares, net of transaction costs	449,790	3,995,228	2,186,690	3,995,228
Payment on conversion of convertible notes	-	(1,546)	-	(1,546)
Net cash (used in)/generated from financing activities	(211,689,339)	81,325,052	(185,737,981)	95,188,869

Increase/(decrease) in cash and cash equivalents	146,419,855	(3,613,857)	505,121,506	15,131,459
Cash and cash equivalents, beginning of period	420,668,190	68,461,627	61,966,539	49,720,680
Exchange losses on cash and cash equivalents	-	(5,738)	-	(10,107)
Cash and cash equivalents, end of period	567,088,045	64,842,032	567,088,045	64,842,032
Comprising of:
Cash on Deposit	567,088,045	64,592,555	567,088,045	64,592,555
Short Term Deposits	-	249,477	-	249,477
Total cash and cash equivalents, end of period	567,088,045	64,842,032	567,088,045	64,842,032

See accompanying notes to the condensed consolidated interim financial statements

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 5

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

1.	General information

InterOil Corporation (the "Company" or "InterOil") is a publicly traded, oil and gas company operating in Papua New Guinea (“PNG”). The Company is incorporated and domiciled in Canada and was continued under the Business Corporations Act (Yukon Territory) on August 24, 2007. The address of its registered office is 300-204 Black Street, Whitehorse, Yukon, Canada.

Management had previously organized the Company’s operations into four major segments - Upstream, Midstream, Downstream and Corporate. Upstream included exploration, appraisal and development of hydrocarbon structures in PNG. Midstream consisted of both Midstream Refining and Midstream Liquefaction. Midstream Refining included production of refined petroleum products at Napa Napa in Port Moresby, PNG, for domestic market and export markets, and Midstream Liquefaction included the work being undertaken to develop, in joint venture as a non-operator, liquefaction and associated facilities in PNG for the export of liquefied natural gas. Downstream segment marketed and distributed refined products domestically in PNG on a wholesale and retail basis. Corporate segment provided support to our other business segments through business development and improvement activities, general services, administration, human resources, executive management, financing and treasury, government affairs and investor relations. This segment also managed our shipping business, which operated two vessels that transport petroleum products for the Downstream segment and external customers, both within PNG and for export in the South Pacific region.

On June 30, 2014, the Company entered into share sale and purchase agreements with Puma Energy Pacific Holdings Pte Ltd (“Puma”) for the sale of InterOil subsidiaries that held the oil refinery and petroleum products distribution businesses, which were previously included within the Midstream Refining and Downstream segments, respectively. As a result of the transaction, as of June 30, 2014, the Company’s operations no longer include the Midstream Refining or Downstream segment and these business have been classified as discontinued operations in these condensed consolidated interim financial statements. In addition, the shipping business which was previously included within the Corporate segment has also been classified as a discontinued operation in these condensed consolidated interim financial statements as the activities previously being carried out by the business have been transferred to Puma with the sale of the refining and distribution businesses.

Post the completion of the sale of operations, the Company is no longer organized as separate segments with the continuing operations considered to be an Upstream Exploration and Production business. Refer to note 4 for further information on the sale of the oil refinery and petroleum products distribution businesses.

These condensed consolidated interim financial statements were approved by the Directors for issue on August 8, 2014. The board of directors of InterOil have the power to amend and reissue the financial report.

2.	Significant accounting policies

These condensed consolidated interim financial statements have been prepared in accordance with IFRS, as applicable to the preparation of interim financial statements including IAS 34 – ‘Interim Financial Reporting’, and should be read in conjunction with the annual financial statements for the year ended December 31, 2013 which have been prepared in accordance with IFRS, as issued by the IASB.

The condensed consolidated interim financial statements for the quarter and six months ended June 30, 2014 have been prepared under the historical cost convention, except for derivative financial instruments and available-for-sale investments, which are measured at fair value.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results.

(a)	Statement on liquidity, capital resources and capital requirements

These condensed consolidated interim financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they become due.

The net current assets as at June 30, 2014 amounted to $503.2 million compared to $130.1 million as at June 30, 2013. The Company has cash, cash equivalents and cash restricted of $592.9 million as at June 30, 2014 (June 2013 - $97.5 million), of which $25.9 million is restricted (June 2013 - $32.7 million).

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 6

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

The Company’s primary use of capital resources has been the exploration and development activities. The Company has to execute exploration activities within a set timeframe to meet the minimum license commitments in relation to the Company’s Petroleum Prospecting Licenses (“PPL”) and Petroleum Retention Licenses (“PRL”). Refer note 13 for further information on these commitments. Subject to meeting the license commitment requirements, the Company’s capital expenditure can be accelerated or decelerated at its discretion.

On March 26, 2014, the Company signed and closed with Total S.A. (“Total”) a revised sale and purchase agreement (“Total SPA”), under which Total acquired through the purchase of all shares in a wholly owned subsidiary of InterOil, a gross 40.1275% interest in PRL 15, which contains the Elk and Antelope gas fields, and to also grant Total an option to farm-in to all our exploration licenses in PNG pursuant to the Total SPA. InterOil retained 35.4839% of the license and immediately received $401.3 million for closing the transaction, and is further entitled to receive $73.3 million upon a final investment decision for an Elk and Antelope LNG project, and $65.5 million upon the first liquefied natural gas (“LNG”) cargo from such LNG project. In addition to these fixed amounts, Total is obliged to make variable payments for gas amounts in PRL 15 that are in excess of 3.5 trillion standard cubic feet equivalent (“Tcfe”), based on certification by two independent certifiers following the drilling of up to three appraisal wells to be drilled in PRL 15. The gas resource payment for amounts greater than 5.4 Tcfe will be paid at certification.

On June 30, 2014, the Company entered into share sale and purchase agreements with Puma for the sale of InterOil subsidiaries that held the oil refinery and petroleum products distribution businesses. We received gross proceeds of $525.6 million from the sale of these businesses.

Existing cash balances will be sufficient to facilitate further necessary development of the Elk and Antelope fields, appraisal of Triceratops field and exploration activities planned to meet our license commitment requirements. Accordingly, these condensed consolidated interim financial statements have been prepared on a going concern basis in the belief that the Company will realize its assets and settle its liabilities and commitments in the normal course of business and for at least the amounts stated, for a period not less than one year from the date of signing the financial report.

(b)	Accounting policies

The accounting policies followed in these condensed consolidated interim financial statements are consistent with those of the previous financial year.

(c) New standards issued but not yet effective

The following new standards have been issued but are not yet effective for the financial year beginning January 1, 2014 and have not been early adopted:

-	IFRS 9 ‘Financial Instruments’ (effective from January 1, 2018): This addresses the classification and measurement of financial assets. The standard is not applicable until January 1, 2018 but is available for early adoption. The Company is yet to assess IFRS 9’s full impact, but does not expect any material changes due to this standard. The Company has not yet decided to early adopt IFRS 9.

-	IFRS 15 ‘Revenue from contracts with customers’ (effective from January 1, 2015): The new standard is based on the principle that revenue is recognized when control of a good or service transfers to a customer, so the notion of control replaces the existing notion of risks and rewards. The Company is yet to assess IFRS 15’s full impact.

3.	Financial risk management

The Company’s activities expose it to a variety of financial risks: market risk, credit risk, liquidity risk and geographic risk. The Company’s overall risk management program focuses on the unpredictability of markets and seeks to minimize potential adverse effects on the financial performance of the Company.

Risk Management is carried out under policies approved by the board of directors of InterOil. The Finance Department identifies, evaluates and hedges financial risks in close cooperation with the Company’s operating units. The board of directors of InterOil provides written principles for overall risk management, as well as written policies covering specific areas. The Company’s overall risk management program seeks to minimize potential adverse effects on the Company’s financial performance.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 7

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

3.	Financial risk management (cont’d)

(a)    Fair values

	June 30, 2014		December 31, 2013		June 30, 2013		Fair value
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value	hierarchy level	Method of
	$	$	$	$	$	$	(as required) *	measurement
Financial instruments
Financial assets
Loans and receivables
Cash and cash equivalents	567,088,045	567,088,045	61,966,539	61,966,539	64,842,032	64,842,032		Amortized Cost
Cash restricted	25,850,380	25,850,380	53,214,544	53,214,544	32,694,007	32,694,007		Amortized Cost
Receivables	16,982,573	16,982,573	98,638,110	98,638,110	148,761,493	148,761,493		Amortized Cost
Other non-current receivable	589,747,878	589,747,878	29,700,534	29,700,534	29,700,534	29,700,534		Amortized Cost
Available-for-sale
Investments	-	-	-	-	2,795,556	2,795,556	Level 1	Fair Value - See (i) below
Held for trading
Derivative contracts	-	-	(1,869,253)	(1,869,253)	22,495	22,495	Level 2	Fair Value - See (ii) below
Financial liabilities
Current liabilities:
Accounts payable and accrued liabilities	83,166,490	83,166,490	134,027,347	134,027,347	94,861,098	94,861,098		Amortized Cost
Working capital facilities	-	-	36,379,031	36,379,031	122,028,666	122,028,666		Amortized Cost
Unsecured loans and current portion of secured loans	-	-	134,775,077	134,775,077	31,379,982	31,379,982		Amortized cost See (iii) below
Non-current liabilities
Secured loans	-	-	65,681,425	65,681,425	79,700,127	79,700,127		Amortized cost See (iii) below
2.75% Convertible notes liability	64,553,774	64,553,774	62,662,628	62,662,628	60,826,885	60,826,885		Amortized Cost
Other non-current liabilities	96,752,001	96,752,001	96,000,000	96,000,000	96,000,000	96,000,000		Amortized Cost

* Where fair value of financial assets or liabilities is approximated by its carrying value, designation under the fair value hierarchy is not required.

The net fair value of cash and cash equivalents and non-interest bearing financial assets and financial liabilities of the Company approximates their carrying amounts.

The carrying values (less impairment provision if provided) of trade receivables and payables are assumed to approximate their fair values due to their short-term nature. The carrying value of financial liabilities approximates their fair values which, for disclosure purposes, are estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Company for similar financial instruments.

Commodity derivative contracts’ and available-for-sale investments are the only items from the above table that are measured at fair value on a recurring basis. All the remaining financial assets and financial liabilities are measured at a fair value on a non-recurring basis and are maintained at historical amortized cost.

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes. The Company has classified the fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy shall have the following levels:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(i) Investments classified as being available-for-sale were fair valued by using quoted prices on Oslo stock exchange Axess. These investments were sold during the year ended December 31, 2013.

(ii) Derivative contracts classified as being at fair value through profit and loss are fair valued by comparing the contracted rate to the current market rate for a contract with the same remaining period to maturity. The fair value of the Company’s derivative contracts are based on price indications provided to us by an external brokerage who enter into derivative transactions with counter parties on the Company’s behalf. The contracts relating to the hedging of certain product price risk exposures were transferred to Puma on completion of the sale of the Midstream Refining operation on June 30, 2014.

(iii) All secured loans are subject to floating interest rates and as such the carrying values of these loans are assumed to approximate their fair values. These secured loans were repaid during the quarter ended June 30, 2014.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 8

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

4.	Discontinued operations

On June 30, 2014, the Company entered into share sale and purchase agreements with Puma for the sale of InterOil subsidiaries that hold the oil refinery and petroleum products distribution businesses, which were previously included within the Midstream Refining and Downstream segments respectively. Specifically, the agreements resulted in the sale by South Pacific Refining Limited, a wholly owned subsidiary of InterOil Corporation, of all shares held by it in EP InterOil Limited (EPI), SPI Limited, and sale by SPI Distribution of all shares held by it in InterOil Products Limited (IPL) to Puma. In addition, EPI holds 100% of the shares in InterOil Limited (IOL) and as such, ultimate ownership of IOL has also been transferred to Puma.

We received gross proceeds of $525,589,838 from the above sale. The sale required repayment of all outstanding secured loans held by the entities sold amounting to $52,877,280. In addition, the agreements contained a cash warranty that as at June 30, 2014, combined cash balances of the sale entities would not be less than $40,469,839. The combined cash balance of the entities sold at June 30, 2014 was $39,432,150, and therefore an adjustment to the sale consideration has been recognized for $1,037,689 as amount refundable to Puma. In addition, InterOil incurred $4,257,614 in transaction costs. Therefore, the net consideration attributable to the sale transaction consists of the following:

June 30,
2014
$

Cash	525,589,838
Less settlement of intercompany debt	(52,877,280)
Less amount refundable to Puma	(1,037,689)
Less transaction costs	(4,257,614)
Net consideration	467,417,255

The Company made a gain on sale of these subsidiaries of $49,537,443. The gain has been calculated as follows:

June 30,
2014
$

Net consideration	467,417,255

Assets and liabilities disposed of
Cash and cash equivalents	39,432,150
Trade and other receivables	150,375,284
Other current assets	94,289
Inventories	143,541,718
Prepaid expenses	3,547,228
Plant and equipment	230,681,616
Deferred tax assets	46,353,729
Trade and other payables	(110,338,241)
Income tax payable	(21,190,275)
Derivative financial instruments	(2,242,950)
Working capital facilities	(57,234,437)
Asset retirement obligations	(5,140,299)
Net assets disposed of	417,879,812

Net gain on sale of subsidiaries	49,537,443

The results of operations for these sold businesses have been presented as discontinued operations in the consolidated income statements for the quarter and six months ended June 30, 2014 and June 30, 2013. In addition, the shipping business which was previously included within the Corporate segment has also been classified as a discontinued operation in the consolidated income statements for the quarter and six months ended June 30, 2014 and 2013, as the activities previously being carried out by the business have ceased with the sale of the refining and distribution businesses. There has been no loss incurred on ceasing the shipping business.

Cash flows from these discontinued operations have been combined with the cash flows from continuing operations in the consolidated statements of cash flows for the quarter and six months ended June 30, 2014 and 2013. Cash flows generated from/(used in) the discontinued operations are presented in the following table.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 9

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

4.	Discontinued operations (cont’d)

	Quarter ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2014	2013	2014	2013
	$	$	$	$

Net cash generated from/(used in) operating activities	17,915,995	(57,346,912)	41,061,052	(18,034,405)
Net cash generated from/(used in) investing activities (including an inflow of $428.0 million from the disposal of the operations)	461,558,474	(558,751)	460,556,098	4,899,152
Net cash (used in)/generated from financing activities	(22,577,691)	74,070,361	(45,588,610)	15,001,362

Total cash flows	456,896,778	16,164,698	456,028,540	1,866,109

The results of operations associated with all discontinued operations are presented in the following table.

	Quarter ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2014	2013	2014	2013
	$	$	$	$

Revenue	386,267,265	344,828,900	696,142,939	694,557,097
Expenses	(362,518,572)	(341,008,330)	(662,143,615)	(674,647,332)
Profit before tax from discontinued operations	23,748,693	3,820,570	33,999,324	19,909,765
Income tax expense	(5,255,980)	(1,810,252)	(7,695,056)	(5,800,912)
Profit after tax from discontinued operations	18,492,713	2,010,318	26,304,268	14,108,853
Gain on sale of subsidiaries	49,537,443	-	49,537,443	-
Profit from discontinued operations	68,030,156	2,010,318	75,841,711	14,108,853

5.	Exploration and evaluation assets

Costs of exploration and evaluation assets which are not subject to depletion are as follows:

	June 30,	December 31,	June 30,
	2014	2013	2013
	$	$	$
Infrastructure and drilling and construction equipment	5,458,800	205,116,854	166,939,020
Drilling consumables and spares	22,867,035	20,452,801	19,603,035
Petroleum Prospecting License drilling programs (Unproved)	138,366,728	359,237,368	352,069,483
Gross Capitalized Costs	166,692,563	584,807,023	538,611,538
Accumulated depletion and amortization
Unproved oil and gas properties	-	-	-
Proved oil and gas properties	-	-	-
Net Capitalized Costs	166,692,563	584,807,023	538,611,538

The majority of the costs capitalized under ‘Petroleum Prospecting License drilling programs (Unproved)’ above relates to the exploration and development expenditure on the Triceratops fields, and the exploratory drilling costs relating to Wahoo-1, Bobcat-1 and Raptor-1 wells. The reduction in exploration and evaluation assets during the six months ended June 30, 2014 related to the offsetting of the exploration and development expenditure on the Elk and Antelope field against the proceeds of the sale of an interest in PRL 15 to Total. This is in line with the requirements for conveyance accounting for unproved property, which requires the amounts received on sale to be treated as a recovery of cost, and only if the sale price exceeds the original cost of property that a gain be recognized.

The following table discloses a breakdown of the exploration and development costs incurred for the periods ended:

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 10

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

5.	Exploration and evaluation assets (cont’d)

	Six months ended	Year ended	Six months ended
	June 30,	December 31,	June 30,
	2014	2013	2013
	$	$	$
Opening balance	584,807,023	510,669,431	510,669,431
Property Acquisition Costs	-	-	-
Exploration Costs	121,708,860	12,890,150	-
Development Costs	72,294,032	116,127,393	67,599,799
Add: Premium paid on IPI buyback transactions	41,525,728	-	-
Less: IPI conveyance accounting offset against properties (note 8)	(12,097,363)	(12,451,617)	(2,469,990)
Less: Total S.A. conveyance accounting offset against properties	(611,939,426)	-	-
Less: Costs allocated against cash calls	(29,606,291)	(42,428,334)	(37,187,702)
Total Costs capitalized	(418,114,460)	74,137,592	27,942,107
Closing balance	166,692,563	584,807,023	538,611,538
Charged to expense
Geophysical and other costs	14,546,887	18,793,902	971,177
Total charged to expense	14,546,887	18,793,902	971,177
Oil and Gas Property Net Additions (capitalized and expensed)	(403,567,573)	92,931,494	28,913,284

During the six months ended June 30, 2013, certain Indirect Participation Interest (“IPI”) investors, with a combined 1.0536% interest out of the remaining 15.1386% IPI interest in the eight well drilling program, have waived their right to convert their IPI percentage into 140,480 common shares. Following these waivers, there were no longer any conversion rights outstanding. These waivers have triggered conveyance under the Indirect Participation Interest Agreement dated February 25, 2005, as amended, for their respective share of interest. An amount of $500,071 for the six months ended June 30, 2013 was recognized as a gain on conveyance.

The majority of Other Revenue of the Company is revenue generated from services that are provided in support of the exploration and development activities being carried out during the period. The revenue disclosed in the Consolidated Income Statement represents the joint venture partners’ interest in the revenue charged to the exploration and development activities during the period, with the Company’s share of the revenue being eliminated against administrative and general expenses. The increase in Other Revenue during the current period is largely due to the increased exploration activity during the period, in combination with the reduction to the Company’s interest in PRL 15 as result of the sale of a gross 40.1275% interest to Total.

Total Sale and Purchase Agreement for PRL 15:

On March 26, 2014, the Company signed and closed the Total SPA, under which Total acquired through the purchase of all shares in a wholly owned subsidiary of InterOil, a gross 40.1275% interest in PRL 15, which contains the Elk and Antelope gas fields. InterOil received $401.3 million for closing the transaction, and became entitled to receive $73.3 million upon a final investment decision for an Elk and Antelope LNG project, and $65.5 million upon the first LNG cargo from such LNG project. In addition to these fixed amounts, Total is obliged to make variable payments for gas amounts in PRL 15 that are in excess of 3.5 Tcfe, based on certification by two independent certifiers following the drilling of up to three appraisal wells to be drilled in PRL 15. The gas resource payment for amounts greater than 5.4 Tcfe will be paid at certification.

Conveyance accounting:

Based on the accounting policies followed by the Company, conveyance accounting is triggered on the sale of a property, where applying judgment to the facts presented, it concludes that sufficient risks and benefits of ownership has passed to the transferee. If a part of the interest in an unproved property is sold, the amount received shall be treated as a recovery of cost. If the sales price exceeds the carrying amount of a property, or exceeds the original cost of a property, a gain shall be recognized in the amount of such excess. As the Elk and Antelope fields do not have proved reserves as at the date of accounting for this transaction, the amounts received are first treated as a recovery of cost, and only amounts received over the carrying amount of property is booked as a gain on conveyance of the asset.

The conveyance accounting for the Total SPA has been accounted for in the six months ended June 30, 2014. The following table presents the cash flows and the resulting gain on conveyance that has been recorded for the six months ended June 30, 2014.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 11

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

5.	Exploration and evaluation assets (cont’d)

Conveyance accounting (excluding FID and cargo payments, and appraisal carry on wells within PRL 15) based on Gaffney Cline certified best case scenario of 7.10 Tcfe	Six months ended June 30, 2014 $

Conveyance proceeds received	401,338,497
Conveyance proceeds receivable	593,887,729
995,226,226

Discounted value of cash flows	953,231,438
Less allocation against oil and gas properties in the balance sheet	(611,939,426)
Less discounted value of cash flows payable to IPI partners	(752,001)
Gain on conveyance for the period	340,540,011

No cash flows relating to final investment decision or subsequent first LNG cargo payments relating to the Elk and Antelope fields have been included within the cash flows calculation above. The discounted value of cash flows has been calculated using a discount rate of 8.23%. In deriving the discount rate, management has used the risk free rate on US treasury securities and added a risk premium on lending for PNG.

On March 26, 2014, the Company also completed the acquisition from IPI holders of an additional 1.0536% participating interest in PRL 15 for consideration of $41.53 million satisfied by the issuance of 688,654 common shares of the Company, plus additional variable resource payments if interim or final resource certifications exceeds 7.0 Tcfe under the Total SPA. Accordingly, the gain on conveyance for the Total transaction has been reduced by the discounted value of cash flows that would be payable to the IPI holders assuming a resource estimate of 7.10 Tcfe.

At each following reporting period, the discount rate and the timing of expected cash flows will be assessed to take into account any changes to the underlying risk factors used in the calculation along with changes to resource estimates, which will result in adjustments to the gain on conveyance.

Resource estimate used:

The cash flows listed above have been calculated using the best case scenario provided by Gaffney Cline & Associates (“GCA”) of 7.10 Tcfe for the Elk and Antelope fields. GCA is a recognized certifier under the Total SPA. The interim resource certification under the Total SPA will vary post the completion of up to three appraisal wells that will be drilled within Elk and Antelope fields prior to the certification.

The above calculation also does not take into account any potential discovery bonus payable by Total to InterOil in the event that the required exploration well to be drilled within the area covered by PRL 15, but outside the Elk and Antelope fields, is successful in identifying hydrocarbons.

When future resource estimates are received, the discounted cash flow analysis will be updated accordingly. The entries to reflect the change would be to increase or decrease the financial asset based on the updated NPV calculation, reduce any carried forward cost base on the balance sheet to zero, and the remaining balance will be recognized as profit and loss.

6.	Other non-current receivables

	June 30,	December 31,	June 30,
	2014	2013	2013
	$	$	$
Receivable from PacLNG (if Pacific Rubiales exits Triceratops program)	29,700,534	29,700,534	29,700,534
Receivable from Total for interest in PRL 15	560,047,344	-	-
	589,747,878	29,700,534	29,700,534

Refer to note 5 for details of the Total transaction. The Interim Resource Payment, as defined under the revised sale and purchase agreement with Total, due to the Company following the interim certification has been calculated to be $593,887,429 based on a resource estimate of 7.10 Tcfe. The discounted value of this cash flow is $551,892,941 as at June 30, 2014. The Company has recognized $8,154,403 interest income during the quarter ended June 30, 2014 as a result of unwinding the discount on the receivable during the period.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 12

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

7.	Secured and unsecured loans

(a) ANZ, BSP & BNP Syndicated Secured Loan Facility

On October 16, 2012, the Company entered into a five year amortizing $100 million syndicated secured term loan facility with BNP Paribas Singapore (“BNP”), Bank South Pacific Limited (“BSP”), and Australia and New Zealand Banking Group (PNG) Limited (“ANZ”). The syndicated secured loan facility was repaid in full during the quarter ended June 30, 2014.

(b) Credit Suisse Syndicated Secured Loan Facility

On June 17, 2014, the Company replaced the $250.0 million facility with a $300.0 million syndicated, senior secured capital expenditure facility through a consortium of banks led by Credit Suisse AG. The facility was supported by the participating lenders under the original facility (Commonwealth Bank of Australia, ANZ, UBS A.G., Macquarie Group Limited, BSP, BNP and Westpac Bank PNG Limited (“Westpac”) in addition to new banks, The Bank of Tokyo-Mitsubishi UFJ and Societe Generale S.A.. The new facility has an annual interest rate of LIBOR plus 5% and matures at the end of 2015. The $150.0 million that had been drawn down under the original facility was repaid from funds received under the sale agreement with Total and there has been no draw downs made under the new facility as at June 30, 2014.

During the six months ended June 30, 2014 the total interest expense included in finance costs was $4,303,388. In addition, financing costs relating to the loan of $12,572,368 (of which $5,961,029 relates to the refinancing completed in June 2014) were expensed during the six months ended June 30, 2014.

(c) BSP & Westpac Combined Secured Facility

On August 19, 2013, the Company entered into a one year $75.0 million equivalent combined secured facility with Westpac and BSP to be drawn in tranches, in either USD and/or PGK. The facility was repaid in full during the quarter ended June 30, 2014.

8.	Indirect participation interests

	June 30,	December 31,	June 30,
	2014	2013	2013
	$	$	$
Indirect participation interest (PNGDV) - current portion	-	-	1,384,492
Indirect participation interest ("IPI") - current portion	7,449,409	12,097,363	14,898,817
Total current indirect participation interest	7,449,409	12,097,363	16,283,309

Indirect participation interest ("IPI") - non current portion	-	7,449,409	13,245,089
Total non current indirect participation interest	-	7,449,409	13,245,089

Total indirect participation interest	7,449,409	19,546,772	29,528,398

During the six months ended June 30, 2014, $12,097,363 of the costs incurred on the Raptor-1, Wahoo-1 and Bobcat-1 exploration wells have been allocated against the IPI liability. As at June 30, 2014, the IPI liability relating to the remaining exploration well that is expected to be drilled within the next twelve month period has been transferred to the current portion of the liability. On March 26, 2014, the Company completed the acquisition of an additional 1.0536% participating interest in PRL 15 for consideration of $41.53 million satisfied by the issue of 688,654 common shares of the Company, plus additional variable resource payments if interim or final resource certifications exceeds 7.0 Tcfe.

9.	Other non-current liabilities

	June 30,	December 31,	June 30,
	2014	2013	2013
	$	$	$
Contributions received from joint venture partner	96,000,000	96,000,000	96,000,000
Payable to IPI holders	752,001	-	-
	96,752,001	96,000,000	96,000,000

Payable to IPI holders

On March 26, 2014, the Company completed the acquisition from IPI holders of an additional 1.0536% participating interest in PRL 15 for consideration of $41.53 million satisfied by the issuance of 688,654 common shares of the Company, plus additional variable resource payments if interim or final resource certifications exceeds 7.0 Tcfe under the Total SPA. Accordingly, the Company has recognized a non-current liability for the discounted value of cash flows that would be payable to the IPI holders assuming a resource estimate of 7.10 Tcfe. The discounted value of cash flows has been calculated using a discount rate of 8.23%. In deriving the discount rate, management has used the risk free rate on US treasury securities and added a risk premium on lending for PNG.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 13

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

10.	Share capital and reserves

The authorized share capital of the Company consists of an unlimited number of common shares with no par value and an unlimited number of preferred shares, of which 1,035,554 series A preferred shares are authorized. Each common share entitles the holder to one vote.

Common shares - Changes to issued share capital were as follows:

	Number of shares	$
January 1, 2013	48,607,398	928,659,756

Shares issued on exercise of options under Stock Incentive Plan	408,667	11,329,836
Shares issued on vesting of restricted stock units under Stock Incentive Plan	101,177	7,055,681
Shares issued on buyback of PNGEI interest	100,000	6,837,000

December 31, 2013	49,217,242	953,882,273

Shares issued on exercise of options under Stock Incentive Plan	127,400	3,623,272
Shares issued on vesting of restricted stock units under Stock Incentive Plan	76,722	4,596,328
Shares issued on buyback of IPI interest in PRL 15 (note 8)	688,654	41,525,728

June 30, 2014	50,110,018	1,003,627,601

Preferred shares - No preferred shares are issued, or were issued at any time during the six months ended June 30, 2014 (Jun 2013 – nil).

Subsequent to quarter end, on July 21, 2014, the Company announced the plan to buy up to $50.0 million of its common shares within the next twelve months. The Company has appointed Macquarie Group Limited as its broker to handle the share buy-back.

11.	Earnings/(Loss) per share

Conversion options, convertible notes, stock options and restricted stock units totaling 1,272,003 common shares at prices ranging from $50.70 to $95.63 were outstanding as at June 30, 2014.

Potential dilutive instruments outstanding	Number of shares June 30, 2014	Number of shares June 30, 2013
Employee stock options	410,000	814,400
Employee Restricted Stock	129,999	170,832
2.75% Convertible notes	732,004	732,004
Total stock options/shares outstanding	1,272,003	1,717,236

12.	Related parties

Key management compensation

During the six months ended June 30, 2014, former Chief Financial Officer, Collin Visaggio, and former Chief Operating Officer, William Jasper, retired.  Compensation paid or payable to these officers upon their retirement was $1.3 million and $0.65 million, respectively.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 14

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

13.	Commitments and contingencies

(a) Exploration and debt commitments

Payments due by period contractual obligations are as follows:

	Total	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years
	'000	'000	'000	'000	'000	'000	'000
Petroleum prospecting and retention licenses	498,576	56,804	59,672	93,275	93,275	97,775	97,775
Convertible notes obligations	72,725	1,925	70,800	-	-	-	-
	571,301	58,729	130,472	93,275	93,275	97,775	97,775

The amount pertaining to the petroleum prospecting and retention licenses represents the amount the Company has committed on these licenses as at June 30, 2014. On March 6, 2014, the Company’s applications for new petroleum prospecting licenses were approved with PPL 474 replacing PPL 236, PPL 475 replacing PPL 237, and PPL 476 and PPL 477 replacing PPL 238 and included new license commitments. The new commitments require the Company to spend an additional $398.2 million over the remainder of their six year term. The three wells, Wahoo-1, Raptor-1 and Bobcat-1, are being drilled under the new licenses, and are part of the new drilling commitments.

Further, the terms of grant of PRL 15 require the Company to spend a further $34.1 million on the development of the Elk and Antelope fields by the end of 2015 and the grant of PRL 39 requires the Company to spend a further $66.3 million on the license area by the end of 2018.

(b) Contingencies:

From time to time the Company is involved in various claims and litigation arising in the course of its business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favor, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceedings or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position, results of operations or liquidity.

Claim by PNG Customs:

On November 8, 2013, the Company received correspondence from the PNG Customs Service alleging that the Company owes import goods and services tax (“GST”) on imports of crude oil for the period January 2009 to October 2013. However, with the divestment of the Company’s oil refinery business, as at June 30, 2014, this claim is no longer a contingency of the Company.

Oil Search Limited dispute under PRL 15 joint venture operating agreement:

On March 27, 2014 the Company received notification from Oil Search Limited of a dispute under the Joint Venture Operating Agreement relating to PRL 15 in Papua New Guinea. The dispute relates to the sale by the Company of a subsidiary, SPI (200) Limited, to Total. The entity held a 40.1% interest in PRL 15 at the time of the sale. The matter has been referred to arbitration and is scheduled to be heard in late November 2014 by the ICC International Court of Arbitration. The Company does not expect the claim to be successful and does not expect the dispute to have any financial impact, except for the incurring of legal expenses which may not be recovered.

14.	Subsequent Events

Subsequent to quarter end, on July 21, 2014, the Company announced the plan to buy up to $50.0 million of its common shares within the next twelve months. The Company has appointed Macquarie as its broker to handle the share buy-back.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 15